UNITED STATES

SECURITIES AND EXCHANGE COMISSION

Washington, D. C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

AIXTRON SE

(Exact Name of Registrant as Specified in Charter)

Federal Republic of Germany

(State of Other Jurisdiction of Incorporation)

000-51196

(Commission File Number)

N/A

(IRS Employer Identification No.)

Dornkaulstr. 2

Herzogenrath

52134

(Address of Principal of Executive Offices)

Randy Singh     +49 (2407) 9030 222

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Form (“Form SD”) of AIXTRON SE (the “Company,” “we,” or “us”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”), that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”).

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, the Company has concluded in good faith that during the calendar year ended December 31, 2015:

•                  certain of the Company’s operations manufactured, or contracted to manufacture, products (the “Covered Products”) for which the Conflict Minerals are necessary to the functionality or production of those products ; and

•                  based on the Company’s good faith reasonable country of origin inquiry regarding the Conflict Minerals, the Company had reason to believe that (i) the Conflict Minerals contained in its Covered Products may have originated in the Covered Countries and (ii) such Conflict Minerals may not be solely from recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its Covered Products and has submitted its Conflict Minerals Report as an exhibit to this Form SD for the reporting period from January 1, 2015 to December 31, 2015. The Conflict Minerals Report describes the conflict minerals due diligence that the Company has designed and performed.

Conflict Minerals Disclosure

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2015 filed as Exhibit 1.01 to this Form SD, is publicly available at the AIXTRON website, www.aixtron.com.

Unless otherwise stated in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this Form SD and the accompanying Conflict Minerals Report.

Forward-Looking Statements

In addition to historical facts, this Form SD and the attached Conflict Minerals Report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events.  You can identify these statements by forward-looking words such as “may”, “will”, “could”, “expect”, “anticipate”, “contemplate”, “believe”, “estimate”, “intends” and “continue” or similar words. You should read statements that contain these words carefully because they: discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information.  AIXTRON believes it is important to communicate its expectations. There may be events in the future that AIXTRON is unable to predict accurately or over which the Company has no control. This could result from a variety of factors, such as the actual number of customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of government funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements submitted by AIXTRON to the U.S. Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F for the fiscal year ended December 31, 2015, and other forms filed by AIXTRON with or furnished by AIXTRON to the SEC. Any forward-looking statements contained in this Form SD and the attached Conflict Minerals Report are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof.  All subsequent written and oral forward-looking statements attributable to AIXTRON or to any person acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. AIXTRON does not undertake and expressly disclaims any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of AIXTRON SE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AIXTRON SE
(Registrant)

/s/ Martin Goetzeler	May 31, 2016
Name: Martin Goetzeler	(Date)
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of AIXTRON SE